

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 15, 2016

Via E-mail
Mr. Edward Karpowicz
Principal Financial Officer
ProShares Trust II.
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

Re: ProShares Trust II
Form 10-K
Filed March 2, 2015
File No. 001-34200

Dear Mr. Karpowicz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities